PROSPECTUS	Filed pursuant to Rule 424(b)(3) Registration No. 333-100555

Digene Corporation

142,857 Shares
Common Stock

     Roche Molecular Systems, Inc., the selling stockholder, is offering to sell 142,857 shares of our common stock with this prospectus. We will not receive any of the proceeds from sales of these shares by the selling stockholder.

     The selling stockholder acquired the offered shares directly from us in a private placement that was exempt from the registration requirements of the federal securities laws. We are required to register these shares under the terms of the Stock Purchase Agreement dated as of April 29, 2001, between us and Roche Molecular Systems, Inc.

     Our common stock is traded on the Nasdaq National Market under the symbol “DIGE.” On October 23, 2002, the last sale price of the common stock, as reported on the Nasdaq National Market, was $8.25 per share.

     The selling stockholder may sell its shares from time to time on the Nasdaq National Market or otherwise. It may sell the shares at prevailing market prices or at prices negotiated with purchasers. The selling stockholder will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts cannot be known now because they will be negotiated at the time of the sales. We will pay all other offering expenses.

     Before buying any shares you should read the discussion of material risks of investing in common stock in “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 24, 2002.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, the shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, references to “we,” “us” and “our” refer to Digene Corporation and its subsidiaries.

TABLE OF CONTENTS

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	3
OUR BUSINESS	4
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	6
USE OF PROCEEDS	15
DIVIDEND POLICY	15
SELLING STOCKHOLDER	16
PLAN OF DISTRIBUTION	17
LEGAL MATTERS	18
EXPERTS	18

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information, regarding issuers, including us, that file documents with the SEC electronically.

     This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the common stock offered by this prospectus. This prospectus does not contain all the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the common stock offered by the selling stockholder.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	Annual Report on Form 10-K for the fiscal year ended June 30, 2002;

•	Proxy Statement for the 2002 Annual Meeting of Stockholders; and

•	Registration Statement on Form 8-A dated April 3, 1996.

           You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

Digene Corporation
Attention: Charles M. Fleischman
1201 Clopper Road
Gaithersburg, Maryland, 20878
(301) 944-7000
www.digene.com

OUR BUSINESS

     This summary highlights information contained or incorporated by reference elsewhere in this prospectus. It is not complete and does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully including the documents incorporated by reference, and you should consider the information set forth under “Risk Factors.”

     We develop, manufacture and market our proprietary gene-based testing systems for the screening, monitoring and diagnosis of human diseases. Our primary focus is in women’s cancers and infectious diseases. We have applied our proprietary Hybrid Capture® technology to develop a successful diagnostic test for human papillomavirus, or HPV, which is the primary cause of cervical cancer and is found in greater than 99% of all cervical cancer cases. We have created and are continuing to expand the worldwide market for human papillomavirus testing.

     Our goal is to become a global leader in gene-based testing systems for women’s cancers and infectious diseases. Our strategy is to leverage our position as a pioneer in the human papillomavirus testing market and our Hybrid Capture technology to develop additional tests for the early detection of diseases. In addition to our HPV Test, our product portfolio includes gene-based tests for the detection of chlamydia, gonorrhea, hepatitis B virus, or HBV, and cytomegalovirus, or CMV. We have established relationships with clinical laboratories, physicians and other healthcare professionals, developed primarily through our HPV Test marketing efforts, which will help us to sell these products. We expect to continue to utilize these relationships to market additional diagnostic products in development.

Recent Developments

     On February 19, 2002, we entered into a merger agreement with Cytyc Corporation and Cruiser, Inc., a wholly-owned subsidiary of Cytyc, which provided for, among other things, the commencement by Cytyc of a stock and cash tender offer for all of the outstanding shares of our common stock for $4.00 in cash plus 1.1969 shares of Cytyc common stock for each of our shares, and, following consummation of the tender offer, the merger of Cruiser, Inc. with and into us. On June 30, 2002, we delivered to Cytyc formal notice of our termination of the merger agreement. Under the merger agreement, such termination was effective immediately.

     We terminated the merger agreement after the U.S. Federal Trade Commission, or FTC, informed us and Cytyc that if the parties sought to close the transactions contemplated by the merger agreement, the FTC would seek an injunction to block the closing. The FTC’s decision to enjoin the transaction was based on two identified concerns. First, the FTC believed that companies currently selling liquid-based Pap testing products, Cytyc and Tripath Imaging, as well as any future entrants in the market, needed to have viable commercial access to our HPV Test in order to compete effectively in the market for primary cervical cancer screening tests, and the FTC believed the proposed merger transaction would put Cytyc in a position to eliminate Tripath and others by limiting access to Digene’s HPV Test. Second, the FTC believed that, in the near future, Digene’s HPV Test could compete directly with Cytyc’s liquid-based Pap test as a primary screen for cervical cancer and the proposed acquisition would eliminate such future competition.

     Under the terms of the merger agreement, we had the right to terminate the merger agreement because the tender offer had not been consummated by June 28, 2002. Following such termination, we intend to continue to focus our efforts on our goal to become a global leader in gene-based testing systems for women’s cancers and infectious diseases.

Corporate Information

     We were incorporated in Delaware in 1987. Our principal executive offices are located at 1201 Clopper Road, Gaithersburg, Maryland 20878. Our telephone number is (301) 944-7000.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains certain “forward-looking statements” based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in “Risk Factors.” The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

RISK FACTORS

     Before deciding to invest in our securities you should consider carefully the risks described below and the risks set forth in any prospectus supplement, as well as other information we include or incorporate by reference in this prospectus and the additional information in the reports that we file with the SEC. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we do not presently know about, that we currently believe are immaterial or which are similar to those faced by other companies in our industry or business in general, may also adversely impact our business. If any of the risks described actually occur, our business, financial condition or results of future operations could be materially and adversely affected. In such case, the price of our securities could decline, and you may lose all or part of your investment.

We have incurred net losses to date and need to continue to spend substantial funds. We may not become profitable.

     We have had substantial operating losses since incorporation in 1987 and we have never earned a profit. At June 30, 2002, our accumulated deficit was approximately $71.4 million. These losses have resulted principally from:

•	expenses associated with our research and development programs;

•	our sales and marketing activities in the United States and internationally; and

•	other expenses, including administrative and facilities costs.

Historically, our net losses were $6,767,206 in fiscal 2000, $6,480,997 in fiscal 2001 and $9,396,616 in fiscal 2002. We expect to continue to incur operating losses in fiscal 2003 and we may be unable to generate sufficient revenues to become profitable near the end of fiscal 2003 or thereafter.

We may not be able to successfully and promptly establish our sales and marketing infrastructure in Europe.

     We had previously entered into distribution and marketing arrangements with Abbott Laboratories and Roche Molecular Systems, Inc. for the marketing and distribution of our products in Europe. As of June 30, 2002, Roche Molecular Systems is distributing our HPV products during a non-exclusive wind-down period in Europe, Africa and the Middle East and Abbott Laboratories is a non-exclusive distributor of our blood virus tests in Europe, Africa and the Middle East. We are currently establishing our sales and marketing infrastructure in Europe, Africa and the Middle East and expect to expend significant resources to establish a sufficient infrastructure. Our revenues and operating results could be hurt by our inability to successfully and promptly establish a distribution infrastructure or our inability to effectively market our diagnostic products in Europe.

Our HPV Test and other products may not be fully accepted by physicians, laboratories and health insurance providers.

     Our growth and success will depend upon market acceptance by physicians, laboratories and health insurance providers of our HPV Test as a primary cervical cancer screening method and as a follow-up screening method for women with equivocal Pap smears. This requires acceptance of our HPV Test as a clinically useful and cost-effective alternative to the Pap smear and follow-up procedures, such as repeat Pap smears, colposcopy and biopsy. Because human papillomavirus testing applies a new gene-based technology and testing approach, our HPV Test may not be readily accepted. Our products and product candidates, other than our HPV Test, are similarly dependent upon acceptance by physicians, laboratories and health insurance payors.

     Furthermore, technological advancements designed to improve quality control over sample collection and preservation and to reduce the Pap smear’s susceptibility to human error may increase physician reliance on the Pap smear and solidify its market position as the most widely used screen for cervical cancer. In particular, if marketed along with the Pap smear for primary screening in the United States, our HPV Test may be seen as adding unnecessary expense to the generally accepted cervical cancer screening methodology.

If third-party payors do not reimburse for our tests, our tests may not be used or purchased, thus negatively affecting our revenues.

     A significant portion of the sales of our products in the United States and other markets depend, in large part, on the availability of adequate reimbursement to users of our tests from government insurance plans, including Medicare and Medicaid in the United States, managed care organizations and private insurance plans. All of our FDA-approved products have some level of reimbursement coverage. Third-party payors are often reluctant to reimburse healthcare providers for the use of medical tests incorporating new technology. In addition, third-party payors are increasingly limiting reimbursement coverage for medical diagnostic products and, in many instances, are exerting pressure on medical suppliers to reduce their prices. Thus, third-party reimbursement may not be consistently available or financially adequate to cover the cost of our products. This could limit our ability to sell our products, cause us to reduce the prices of our products or otherwise adversely affect our operating results.

     Because each third-party payor individually approves reimbursement, obtaining such approvals is a time-consuming and costly process that requires us to provide scientific and clinical support for the use of each of our products to each payor separately with no assurance that such approval will be obtained. This process can delay the broad market introduction of new products and could have a negative effect on our revenues and operating results.

We are subject to extensive government regulation and may not obtain approval or clearance for our products and product candidates.

     Each of our products and product candidates are medical devices subject to extensive regulation by the United States Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act. Governmental bodies in other countries have similar, extensive regulations. FDA regulations govern, among other things, the activities that we perform, including product development, product testing, product labeling, product storage, premarket clearance or approval, manufacturing, advertising, promotion, product sales and distribution.

     Each medical device that we wish to distribute commercially in the United States will likely require either 510(k) clearance or premarket approval from the FDA prior to marketing. The 510(k) clearance pathway usually takes from three to twelve months, but can take longer. The premarket approval pathway is much more costly, lengthy and uncertain. It generally takes from one to three years, but can also take longer.

     We will be required to obtain premarket approval to market our HPV Test for use as a primary adjunctive cervical cancer screening test in the United States, either separate from or in conjunction with the Pap smear. We submitted a PMA supplement to the FDA in October 2001 to obtain market approval for the use of our HC 2 HPV Test as a primary adjunctive cervical cancer screening test to be performed in conjunction with the Pap smear for women ages 30 and older. In April 2002, the FDA notified us that this PMA supplement would not be approvable until we submit an amendment to the PMA supplement providing additional information recommended during a March 2002 FDA Microbiology Devices Panel hearing. We provided the requested information in the form of an amendment to our PMA supplement in September 2002 and may provide additional information later in 2002. We cannot assure you that we will receive premarket approval for this indication in a timely fashion or at all.

     Our cleared or approved devices, including our tests and related equipment, are subject to numerous postmarket requirements. We are subject to inspection and marketing surveillance by the FDA to determine our compliance with regulatory requirements. If the FDA finds that we have failed to comply, it can institute a wide variety of enforcement actions, ranging from a public warning letter to more severe sanctions such as:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	denial of our requests for 510(k) clearance or premarket approval of product candidates;

•	withdrawal of 510(k) clearance or premarket approval already granted; and

•	criminal prosecution.

     Any enforcement action by the FDA may also affect our ability to commercially distribute our products in the United States. We believe we are currently in substantial compliance with FDA requirements.

     We, or recipients of our products that are limited to research use only, may fail to comply with the regulatory limitations placed on the distribution and use of these devices, which could result in an enforcement action by the FDA against us and/or recipients of our products. An enforcement action could include criminal and/or civil sanctions and also could adversely affect our ability to conduct the clinical trials necessary to support marketing clearance or approval of these products.

Third parties may own or control patents or patent applications that are related to our current or proposed products or processes, which would require us to obtain a royalty-bearing license or which will prevent us from commercializing such products.

     We may not have rights under some patents or patent applications related to our products or product candidates that are held by third parties. We have in-licensed patents to a number of cancer-causing human papillomavirus types, which, together with the patents to cancer-causing human papillomavirus types that we own, provide us with a competitive advantage. We may lose this competitive advantage if these licenses terminate or if the patents licensed thereunder expire or are declared invalid.

     In addition, we may discover that we need to obtain rights to a patent in order to begin or continue selling a product. We may be unable to obtain such rights on commercially reasonable terms or at all.

We may inadvertently infringe the intellectual property rights of third parties and become involved in expensive intellectual property litigation. This could impose a significant strain on our resources and could prevent us from developing or marketing our products.

     There have been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries because of the uncertainties and complex legal, scientific and factual questions related to the protection of intellectual property. We have received inquiries regarding possible patent infringements relating to, among other things, aspects of our Hybrid Capture technology. We believe that the patents of others to which these inquiries relate are either not infringed by our Hybrid Capture technology or are invalid. However, we may be subject to further claims that our technology, including our Hybrid Capture technology, or our products infringe the patents or proprietary rights of third parties. In addition, we have licenses to various patents covering intellectual property that we use in conjunction with applications of our Hybrid Capture technology. Third parties may have claims to these patents. An adverse outcome to such claims could subject us to significant liabilities to third parties or require us to obtain royalty-bearing licenses from third parties, cease sales of related products or revise the applications or products which employ the patented technology. Any licenses required for any such third party patents or proprietary rights may not be made available to us on commercially reasonable terms, if at all. Furthermore, we may be unable to make the necessary revisions to our applications or products. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings are often expensive and time-consuming, even if we were to prevail.

     In June 1999, Enzo Biochem, Inc. filed an action in the United States District Court for the Southern District of New York against the following defendants, Chugai Pharmaceutical Co., Ltd. and its subsidiaries, Chugai Pharma U.S.A., Inc. and Gen-Probe Incorporated, bioMerieux, Inc. and Becton Dickinson and Company for infringement of Enzo’s United States patent no. 4,900,659. In January 2001, the court granted a summary judgment motion in favor of each of the defendants. In July 2002, a panel of the Federal Circuit, after having previously affirmed the district court’s decision, granted Enzo’s petition for rehearing, reversed the district court’s order granting summary judgment and remanded the case to the district court for further proceedings and factual findings. In October 1999, Enzo contacted us to determine whether our HC 2 Gonorrhea Test might infringe such patent. We have evaluated this matter and its potential impact on our Gonorrhea Test. After consultation with our patent counsel, we believe that the Enzo United States patent is invalid and not infringed. We have also consulted with German counsel regarding Enzo’s European counterpart to this patent and believe that, like the U.S. patent, the European counterpart patent is also invalid and not infringed. It is possible that we could become involved in litigation with Enzo and/or have to seek a license from Enzo.

     In July 2001, Institut Pasteur notified us that Institut Pasteur was granted a new U.S. patent concerning the HBV genome and requested information from Digene regarding products that may use the technology described in this recently issued patent. It is possible that we may have to seek a license from Institut Pasteur.

Ongoing litigation may result in financial losses or harm to our reputation and may divert management resources.

     On November 19, 2001, we filed an action for patent infringement against Ventana Medical Systems, Inc. The action was filed in the United States District Court for the District of Delaware. In the action, we allege that Ventana Medical Systems, Inc. has made, used, sold and/or offered for sale products embodying our patented inventions thereby infringing our United States Patent No. 4,849,332 entitled “Human Papilloma Virus 35 Nucleic Acid Hybridization Probes and Methods for Employing the Same” and our United States Patent No. 4,849,331 entitled “Human Papilloma Virus 44 Nucleic Acid Hybridization Probes and Methods for Employing the Same.” We are seeking a permanent injunction and monetary damages for past infringement. On September 25, 2002, Ventana Medical Systems, Inc. publicly announced that it had acquired Beckman Coulter, Inc.’s human papillomavirus business and corresponding assets, including the assignment of the human papillomavirus intellectual property portfolio acquired by Beckman Coulter, Inc. from Institut Pasteur through a 1991 sublicense agreement. Digene currently does not have access to the details of the announced acquisition. We are currently evaluating the impact, if any, of such announcement on the pending litigation.

     On March 15, 2002, we filed an action for declaratory judgment against Enzo Biochem, Inc. The action was filed in the United States District Court for the District of Delaware. We filed this action after having received direct threats from Enzo Biochem of infringement of U.S. Patent No. 6,221,581 entitled “Processes for Detecting Polynucleotides, Determining Genetic Mutations or Defects in Genetic Material, Separating or Isolating Nucleic Acid of Interest from Samples, and Useful Compositions of Matter and Multihybrid Complex Compositions.” We are seeking a judgment that the patent is invalid and has not been infringed by us. On March 20, 2002, in response to our complaint, Enzo Biochem filed a motion to dismiss our complaint for lack of subject matter jurisdiction, based on assertions that Enzo Diagnostics, Inc. (a wholly owned subsidiary of Enzo Biochem), not Enzo Biochem, was the holder of the patent in question. On the same day, Enzo Diagnostics, Inc. also filed a complaint for patent infringement against us in the Delaware District Court. Enzo Diagnostics, Inc. asserts in its complaint that we have infringed U.S. Patent No. 6,221,581 through the manufacture, sale and offer for sale of our Hybrid Capture products. The two cases have now been consolidated and discovery has commenced. We have filed counterclaims against Enzo Biochem for various business-related tortious conduct. We do not believe we are infringing such patent and will go forward with the action for declaratory judgment and continue vigorously defending against Enzo’s claim of patent infringement.

     Such current litigation is expensive and we cannot assure you that we will be successful. In addition, such litigation may result in financial losses or harm to our reputation and may divert management resources from our core business.

Other companies may develop and market human papillomavirus tests competitive with our HPV Test.

     In June 2002, Insitut Pasteur transferred its human papillomavirus intellectual property estate to F. Hoffmann-La Roche Ltd., which included an assignment of the cross license between Digene and Institut Pasteur. Based upon the human papillomavirus types Roche acquired access to as a result of the transfer by Institut Pasteur, the human papillomavirus types covered by Roche’s own patents and the human papillomavirus types that are publicly available, we believe Roche has the ability to develop a human papillomavirus test that would be competitive with our HPV Test in the marketplace. We can provide no assurance that we will be able to compete successfully against Roche if it markets a human papillomavirus test competitive with our HPV Test.

     On September 25, 2002, Ventana Medical Systems, Inc. publicly announced that it had acquired Beckman Coulter, Inc.’s human papillomavirus business and corresponding assets, including the assignment of the human papillomavirus intellectual property portfolio acquired by Beckman Coulter, Inc. from Institut Pasteur through a 1991 sublicense agreement. We currently do not have access to the details of the announced acquisition. We are currently evaluating the impact, if any, of such announcement on our pending patent infringement litigation against Ventana Medical Systems, Inc. and the possible impact on the competitive market for human papillomavirus testing.

Single suppliers or a limited number of suppliers provide key components of our products. If these suppliers fail to supply these components, we may be unable to satisfy product demand which would negatively impact our revenues.

     Several key components of our products come from, or are manufactured for us by, a single supplier or limited number of suppliers. This applies in particular to two components: first, Tropix supplies us with chemiluminescent substrates (used to create a chemical reaction that causes light in connection with our Hybrid Capture signal amplified molecular technology), and second, Qiagen Instruments supplies us with the Rapid Capture System that serves as the automation platform developed for large-scale diagnostic testing using the Hybrid Capture technology. Tropix has been one of our suppliers since 1996. We entered into an agreement with Qiagen Instruments in January 2001 pursuant to which they supply us with the Rapid Capture System. We acquire some of these and other key components on a purchase-order basis, meaning that the supplier is not required to supply us with specified quantities over longer periods of time or set-aside part of its inventory for our forecasted requirements. We have not arranged for alternative supply sources for some of these components and it may be difficult to find alternative suppliers, especially to replace Tropix and Qiagen Instruments. We have not had any suppliers terminate their relationship with us. If our product sales increase beyond the forecast levels, or if our suppliers are unable or unwilling to supply us on commercially acceptable terms, we may not have access to sufficient quantities of key components on a timely basis and may be unable to satisfy product demand.

     In addition, if any of the components of our products are no longer available in the marketplace, we may be forced to further develop our products or technology to incorporate alternate components. The incorporation of new components into our products may require us to seek approvals from the FDA or foreign regulatory agencies prior to commercialization.

We have limited manufacturing experience and may encounter difficulties expanding our operations. We depend on a single facility for the manufacture of all of our products.

     We have limited commercial manufacturing experience and capabilities. If product sales increase, we will have to scale-up our manufacturing processes and facilities. We may encounter difficulties in scaling-up manufacturing processes and may be unsuccessful in overcoming such difficulties. In such circumstances, our ability to meet product demand may be impaired or delayed.

     We have a single manufacturing facility located in Gaithersburg, Maryland. This facility is subject, on an ongoing basis, to a variety of quality systems regulations, international quality standards and other regulatory requirements, including requirements for good manufacturing practices, or GMPs. We may encounter difficulties expanding our manufacturing operations in accordance with these regulations and standards, which could result in a delay or termination of manufacturing or an inability to meet product demand.

     We face risks inherent in operating as a single facility for the manufacture of our products. We do not have alternative production plans in place or alternative facilities available should our Gaithersburg, Maryland manufacturing facility cease to function. These risks include unforeseen plant shutdowns due to personnel, equipment or other factors, and the resulting inability to meet customer orders on a timely basis.

Our international sales are subject to currency, market and regulatory risks that are beyond our control.

     For fiscal 2002, we derived approximately 6% of our consolidated revenues from the international sales of our products and services in foreign currencies and we expect that international sales will continue to account for a large portion of our sales. Changes in the rate of exchange of foreign currencies into United States dollars have and may hurt our revenues and results of operations.

     In particular, we sell products in, and derive revenues from, less economically developed countries. Many of these countries have suffered from economic and political crisis or instability, including countries in Latin America, Asia and Eastern Europe. During such times, the value of local currency in such countries has decreased, sometimes dramatically, negatively impacting our average unit prices, at the same time that unit sales of our products have also decreased in such countries. In the past, this has adversely affected our revenues and operating results. Future economic and political instability in foreign countries may affect demand for our products and the value of the local currency, and thus, negatively affect our revenues and results of operations.

     The extent and complexity of medical products regulation are increasing worldwide, particularly in Europe, with regulation in some countries nearly as extensive as in the United States. Further, we must comply with import and export regulations when distributing our products to foreign nations. Each foreign country’s regulatory requirements for product approval and distribution are unique and may require the expenditure of substantial time, money and effort. As a result, we may not be able to successfully commercialize our products in foreign markets at or beyond the level of commercialization we have already achieved.

Our operating results have fluctuated and may continue to fluctuate significantly. These fluctuations may cause similar fluctuations in the market value of our common stock.

     Our quarterly operating results, as well as our annual results, may fluctuate from period to period due to:

•	the timing of our expenditures, such as research and development and marketing;

•	variations in our distribution channels or purchasing patterns;

•	the degree of market acceptance of our products;

•	currency exchange rates;

•	the timing of regulatory approvals and other regulatory decisions;

•	the timing of new product introductions by us and our competitors; and

•	product obsolescence resulting from new product introductions.

Due to any one or more of these or other factors, in one or more future quarters, our results of operations may fall below the expectations of securities analysts or investors.

     In addition, our quarterly operating results have fluctuated in the past. We believe that these results may continue to fluctuate in the future with lower product revenues in our first and second fiscal quarters (July 1 through December 31) as compared with our third and fourth quarters of each fiscal year. The lower demand for preventative diagnostic procedures, like our HPV Test and the Pap smear, during the summer months and the December holiday season in the United States and Europe primarily causes this fluctuation.

We expect that our common stock price will be highly volatile.

     The realization of any of the risks described in these “Risk Factors” or other unseen risks could have a dramatic and adverse effect on the market price of our common stock. Additionally, market prices for securities of biotechnology and diagnostic companies, including ours, have historically been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that are unrelated to the operating performance of any one company. In particular and in addition to the other risks described elsewhere in these “Risk Factors,” the following factors can adversely affect the market price of our common stock:

•	announcements of technological innovation or new diagnostic products by others;

•	general market conditions;

•	any failure of our research and development or regulatory approval process; and

•	changes in government regulation or patent decisions.

We may be exposed to product liability claims, possible product recalls and improper product usage for which our insurance may be inadequate.

     We may be exposed to liability claims arising from the use of our products and the commercial sale of our products, as well as from the use of our products or product candidates in clinical trials. Consumers, our collaborators or licensees or parties selling our products may bring these claims. We currently carry product liability insurance coverage with a combined single limit of $10,000,000. This coverage may not be adequate to protect us against future product liability claims. Product liability insurance may not be available to us in the future on commercially reasonable terms, if at all.

We may need to raise additional funds in the future. If we are unable to obtain adequate funding, our operations may be adversely affected.

     We believe that our existing capital resources will be sufficient to meet the anticipated cash needs of our current business at least through calendar year 2003. Net cash used in our operating activities was approximately $8,637,000 for the fiscal year ended June 30, 2002. We expect our operating losses to continue through fiscal 2003. If our operating losses continue beyond fiscal 2003 or if one or more of the events described in these Risk Factors actually occurs, we may have to obtain additional funds through equity or debt financing, strategic alliances with corporate partners and others or through alternative sources. Any equity financing would dilute our then current stockholders. We do not have any committed sources of additional financing. Additional funding, if necessary, may not be available on acceptable terms, if at all. If adequate funds are not available, we may have to delay, scale-back or eliminate aspects of our operations or attempt to obtain funds through arrangements with collaborative partners or others. This may result in the relinquishment of our rights to some of our technologies, product candidates, products or potential markets.

Members of our management together own a substantial interest in us, giving them effective control of the election of directors and stockholder matters.

     As of September 9, 2002, our Chairman and Chief Executive Officer and our President, Chief Operating Officer and Chief Financial Officer beneficially owned an aggregate of approximately 25.9% of our outstanding shares of common stock. As a result, these officers, acting together, effectively control the election of directors and matters requiring approval by our stockholders.

We have adopted antitakeover provisions that may prevent or frustrate any attempt to replace or remove our current management by the stockholders. These provisions may also affect the market price of our common stock.

     Our board of directors has the authority, without further action by the stockholders, to issue, from time to time, up to 1,000,000 shares of preferred stock in one or more classes or series and to fix the rights and preferences of such preferred stock. Our certificate of incorporation also provides for staggered terms for members of the board of directors. Additionally, our bylaws establish an advance-notice procedure for stockholder proposals and for nominating candidates for election as directors. These provisions of our certificate of incorporation and bylaws may prevent or frustrate any attempt to replace or remove our current management by stockholders, which may have the effect of delaying, deterring or preventing a change in our control.

     Further, we are subject to provisions of Delaware corporate law, which, subject to limited exceptions, will prohibit us from engaging in any “business combination” with a person who, together with affiliates and associates, owns 15% or more of our common stock, referred to as an interested stockholder, for a period of three years following the date that such person became an interested stockholder, unless the business combination is approved in a prescribed manner. These provisions of Delaware law may make business combinations more time consuming or expensive and therefore discourage bids for our common stock.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of our common stock offered in this prospectus.

DIVIDEND POLICY

     We have not paid any dividends on our common stock since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future.

SELLING STOCKHOLDER

     In a private placement transaction and pursuant to a Stock Purchase Agreement dated April 29, 2001, on July 1, 2002 we issued a total of 142,857 shares of our common stock to Roche Molecular Systems, Inc. (the “Selling Stockholder”).

     In the Stock Purchase Agreement, the Selling Stockholder has represented that it acquired the shares of our common stock for investment and with no present intention of distributing those shares. In addition, the Selling Stockholder has represented that it qualifies as an “accredited investor” as such term is defined in Rule 501 promulgated under the Securities Act of 1933. We agreed in the Stock Purchase Agreement to prepare and file a registration statement within sixty (60) calendar days of the receipt of written request from the Selling Stockholder to effect a registration of the Selling Stockholder’s shares issued under the Stock Purchase Agreement (“Demand Registration”). We agreed in the Stock Purchase Agreement to bear all the expenses we incur in connection with the Demand Registration, which do not include fees and expenses of counsel or other advisors for the Selling Stockholder and underwriting discounts and commissions and brokerage commissions and fees. Accordingly, in recognition of the fact that the Selling Stockholder wishes to be legally permitted to sell the shares when it deems appropriate, we filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of:

•	the date on which the shares offered in this prospectus have been disposed of by the Selling Stockholder;

•	the date on which the shares offered in this prospectus may be resold by the Selling Stockholder without registration in accordance with Rule 144(k) under the Securities Act of 1933, as amended; or

•	the date on which the shares offered in this prospectus cease to be outstanding.

     The Selling Stockholder owns 142,857 shares of our common stock, which represents less than one percent of our outstanding common stock, and all of such shares may be offered by the Selling Stockholder pursuant to this prospectus. This information is based upon information provided by the Selling Stockholder. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the Selling Stockholder may offer the shares for resale from time to time.

PLAN OF DISTRIBUTION

     The common stock offered by this prospectus may be sold from time to time by the Selling Stockholder and its pledgees, donees, transferees or other successors in interest. We will pay all costs, expenses and fees in connection with the registration of the common stock offered by this prospectus. The Selling Stockholder must pay all brokerage commissions and similar selling expenses relating to its sale of such shares. The Selling Stockholder may sell the shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. It may sell shares by one or a combination of the following:

•	a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers; and

•	in open-market transactions in reliance on Rule 144 under the Securities Act of 1933, provided it meets the requirements of that rule.

     In effecting sales, brokers or dealers engaged by the Selling Stockholder may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Stockholder in amounts to be negotiated prior to the sale. The Selling Stockholder and any broker-dealers that participate in the distribution may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions. Because the Selling Stockholder may be deemed to be an underwriter, it will be subject to the prospectus-delivery requirements of the Securities Act of 1933. We have informed the Selling Stockholder that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to its sales of the common stock in the market.

     We have agreed to indemnify the Selling Stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The Selling Stockholder may agree, but is under no obligation, to indemnify any agent, dealer or broker-dealer that participates in transactions involving shares of the common stock against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

     Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania will pass on the validity of the common stock offered with this prospectus.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended June 30, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.